FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 30, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF ANNOUNCES 1st QUARTER RESULTS WITH A GROWTH OF 5.3% IN REVENUE AND NET INCOME OF R$ 153 MILLION

The Company has now been assigned an investment grade rating by all three leading rating agencies

 BRF ended the first quarter 2012 reporting net sales of R$ 6.3 billion, a year-on-year increase of 5.3%.

Quarterly gross profits were R$ 1.3 billion, a decline of 13%, primarily reflecting the challenges of the overseas market which saw a significant decline in prices. Net income in the quarter was R$ 153.2 million while EBITDA reached R$ 532 million, correspondiong to a margin of 8.4%, compared with R$ 816 million in the preceding year, same quarter, and a margin of 13.6%.

The Company’s results reflected the challenging scenario in the export market, as had already been observed in the fourth quarter of 2011. Some key markets such as Japan and the Middle East continued to suffer from a process of adjustment and running down of levels of inventory and merchandise flows. Export revenues in the quarter were R$ 2.4 billion, practically unchanged as compared with the same quarter last year.

Conversely, the Company reported a good performance in sales to the domestic/retail market amounting to R$ 3 billion, a growth of 11%, in  spite of below-forecast consumption in the Brazilian retail sector overall.

 Similarly, the food service segment reported a good perfomance  posting an increase in net sales of  10.4%. During the period, the Company launched 11 products between in natura and processed lines for the major global networks, a savory snacks platform, a grill line and rotisserie products.

The Company also achieved an investment grade risk rating classification from all three principal world rating agencies. In their assessment, the agencies emphasized competitive advantages such as brand, distribution, corporate governance and financial soundness, among others.  Between the months of March and April, Standard & Poor´s and Moody´s assigned an investment grade rating to the Company while Fitch Ratings reiterated its rating first issued a year ago.

1ST QUARTER 2012 NUMBERS

R$ million

	1Q12	1Q11
Change %

Net Sales	6,337	6,020	5%
Domestic Market	3,919	3,592	9%
Exports	2,418	2,428	(0)
Gross Profit	1,343	1,546	(13)
Gross Margin	21.2%	25.7%	-450 bps
EBIT	268	525	(49)
Net Income	153	383	(60)
Net Margin	2.4%	6.4%	-400 bps
EBITDA	532	816	(35%)
EBITDA Margin	8.4%	13.6%	-520 bps
Earnings per Share (1)	0.18	0.44	(60)

(1)        Consolidated Earnings per Share (in R$), excluding treasury stock

São Paulo, April 27, 2012

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 30, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director